BB 3/1

10027460

...OMMISSION
...19

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NW Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 17th Floor
(No. and Street)

Jersey City NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky 201-656-0115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton LLP
(Name – *if individual, state last, first, middle name*)

675 Third Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/3

OATH OR AFFIRMATION

I, Dennis Enright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NW Capital Markets Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET A. VELTRE
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2390958
My Commission Expires 11/10/2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGER AND FENTON
CERTIFIED PUBLIC ACCOUNTANTS
2381 ROSECRANS AVENUE, SUITE 350 EL SEGUNDO, CA 90245 (310) 207-2220 FAX (310) 207-0556
PRAGER AND FENTON LLP
www.pragerfenton.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Jersey City, New Jersey

We have audited the accompanying statements of financial condition of NW Capital Markets Inc. (an S-Corporation) (the Company), as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NW Capital Markets Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Prager and Fenton LLP

Prager and Fenton LLP

February 15, 2010

NW CAPITAL MARKETS INC.

Statements of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Cash and cash equivalents	$ 1,659,228	$ 1,186,647
Accounts receivable	9,588	-
Marketable securities owned, at market value	2,219,165	1,631,907
Prepaid expenses	3,478	4,453
Fixed assets, net	4,000	10,500
Total Assets	**$ 3,895,459**	**$ 2,833,507**

Liabilities and Stockholder's Equity

	2009	2008
Liabilities		
Accounts payable and accrued expenses	$ 10,000	$ -
Payable to clearing organization	2,259,876	1,652,956
Total Liabilities	2,269,876	1,652,956
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized and 1,000 shares issued and outstanding	10,000	10,000
Additional paid- in capital	40,462	40,462
Retained earnings	1,575,121	1,130,089
Total Stockholder's Equity	1,625,583	1,180,551
Total Liabilities and Stockholder's Equity	**$ 3,895,459**	**$ 2,833,507**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.

Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Investment banking, net	$ 1,979,803	$ 860,067
Proprietary trading income (loss), net	244,335	(124,356)
Commissions and other	5,655	6,133
Interest and dividends	25,032	66,136
Total Revenues	2,254,825	807,980
Expenses		
Compensation	1,391,825	132,150
Shared expense reimbursement	120,000	-
Management fees	-	400,000
Professional and consulting fees	24,300	20,214
Regulatory fees and publications	18,576	14,559
Service charges	23,332	86
Insurance	1,717	1,005
Office expense	10,996	1,633
Depreciation and amortization	6,500	9,000
Interest expense - margin	10,467	141,512
Total Expenses	1,607,713	720,159
Income Before Provision for Income Taxes	647,112	87,821
Provision for Income Taxes	2,080	2,080
Net Income	**$ 645,032**	**$ 85,741**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.

Statements of Changes In Stockholder's Equity
For the Years Ended December 31, 2009 and 2008

	Number of Shares		Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, December 31, 2007	**1,000**	**$**	**10,000**	**$**	**40,462**	**$ 1,044,348**	**$ 1,094,810**
Net income						85,741	85,741
Balances, December 31, 2008	**1,000**		**10,000**		**40,462**	**1,130,089**	**1,180,551**
Net income						645,032	645,032
Less: Distribution						(200,000)	(200,000)
Balances, December 31, 2009	**1,000**	**$**	**10,000**	**$**	**40,462**	**$ 1,575,121**	**$ 1,625,583**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

		2009		2008
Cash Flows from Operating Activities				
Net income	$	645,032	$	85,741
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation and amortization		6,500		9,000
(Increase) decrease in:				
Commission receivable		(9,588)		-
Prepaid expenses		975		(1,399)
Increase (decrease) in:				
Accounts payable and accrued expenses		10,000		(979)
NET CASH PROVIDED BY OPERATING ACTIVITIES		652,919		92,363
Cash Flows from Investing Activities				
Marketable securities owned, at market value		(587,258)		291,255
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(587,258)		291,255
Cash Flows from Financing Activities				
Payable to clearing organization		606,920		(276,152)
Capital distribution		(200,000)		-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		406,920		(276,152)
Increase in cash and cash equivalents		472,581		107,466
Cash and cash equivalents at the beginning of year		1,186,647		1,079,181
Cash and cash equivalents at the end of year	$	1,659,228	$	1,186,647
Supplemental Disclosures				
Cash paid during the year for:				
Income taxes	$	2,080	$	2,080
Interest	$	10,467	$	141,512

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF THE BUSINESS

NW Capital Markets Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, principal transactions, and investment advisory services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees net of expenses, arising from securities offerings in which the Company acts as an underwriter or syndicate member. Investment banking revenue also includes fees from financial advisory services. Revenue is recorded when the underwriting is completed, and financial advisory services are rendered.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Gains and losses on the sale of investments entered into for the account and risk of the Company are recorded on a trade date basis. The Company purchases the securities, both from their own underwritings and on the open market, in accordance with a margin account agreement with their clearinghouse. Revenue from these transactions is recorded on a net basis in operating income and includes gains or losses attributed to the market value of inventory owned.

Investment Advisory Services

The Company advises customers on certain securities transactions. The trades are transacted by a clearing organization. Commission income on these transactions is recorded on a trade-date basis as the securities transactions occur.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for federal income taxes has been included in these financial statements. The Company pays state income taxes, for which a provision has been provided.

Effective January 1, 2009 the Company adopted FASB Interpretation (FIN) No. 48 FASB ASC 740, *Accounting for Uncertainty in Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. Using the guidance provided by FIN48 FASB ASC 740, the Company has no uncertain tax positions that qualify for either recognition or disclosure as a cumulative effect of change in accounting principle in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates.

NOTE 2 (CONT'D)

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less.

NOTE 3 CONCENTRATION OF CREDIT RISK

The Company deposits its cash and cash equivalent in high quality financial institutions in amounts which at times exceed federally insured limits and Security Investment Protection Corp. limits.

NOTE 4 FIXED ASSETS

Furniture is reported at historical cost, less accumulated depreciation using the straight line method over the estimated useful life (five years). Computer software is amortized using the straight line method over the estimated useful life (three years). Depreciation expense was $4,000 and $4,000 and amortization expense was $2,500 and $5,000 for the years ended December 31, 2009 and 2008, respectively.

Fixed assets consist of:

	December 31,	
	2009	2008
Furniture	$ 20,000	$ 20,000
Computer software	15,000	15,000
Less: depreciation and amortization	(31,000)	(24,500)
Fixed assets, net	$ 4,000	$ 10,500

NOTE 5 NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industries Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $100,000. Net capital changes from day to day, and at December 31, 2009 and 2008, the Company had net capital, as defined, of $1,284,301 and $1,143,345, respectively, which exceeds the minimum statutory requirement of $100,000.

NOTE 6 RULE 15C3-3

The Company does not carry accounts for customers or otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption under paragraph (k)(1) of that rule.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company shares office space and administrative personnel with an affiliate. Occupancy and related overhead costs are absorbed by the affiliate in accordance with a written agreement. In 2009, the Company paid shared expense reimbursement to the affiliate that amounted to $120,000. In 2008, the Company paid management fees in the amount of $400,000 to the affiliate.

NOTE 8 OPEN CONTRACTUAL COMMITMENTS

In 2009, the Company entered into an agreement among syndicate underwriters for the purpose of forming one or more joint and several accounts to bid on competitive offerings of municipal securities ("Securities"). The Company's liability is limited to its participant amount. If any Securities remain unsold at the termination of the account, the Company is required to take up and pay for the proportionate shares of the unsold Securities. As of December 31, 2009, the Company's proportionate share of unsold Securities was $3,026,000. As of February 15, 2010, there were no unsold Securities pertaining to the aforementioned agreements with syndicate underwriters.

NOTE 9 SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2010, the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

NW Capital Markets Inc.

Schedule I - Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital

Total Stockholder's Equity	$1,625,582
Total Capital and Allowable Credits	1,625,582
Deduct - Non-allowable assets:	
Receivable from non-customer	9,588
Prepaid expenses	3,478
Fixed assets, net	4,000
Total Debits	17,066
Net Capital Before Haircuts on Security Positions	1,608,516
Deduct - haircuts on security positions:	
Contractual securities commitments	(168,873)
Trading and investment securities	(155,342)
	(324,215)
NET CAPITAL	1,284,301
Deduct - minimum net capital requirement - the greater of 6 2/3 % of aggregate indebtedness of $10,000 or $100,000	(100,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$1,184,301
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.008 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The difference between this computation of net capital and the corresponding computation prepared by NW Capital Markets Inc. and included in its unaudited Part IIA FOCUS Report filing as of December 31, 2009 amounted to a decrease in net capital of $2,408. The net difference is primarily due to a reclassification of prior year adjustments and an entry for depreciation and amortization.

Schedule II - Computation for the Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company carries no customer accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information relating to the possession or control requirements under SEC Rule 15c3-3 is not applicable.

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

2381 ROSECRANS AVENUE, SUITE 350 EL SEGUNDO, CA 90245 (310) 207-2220 FAX (310) 207-0556

PRAGER AND FENTON LLP
www.pragerfenton.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of NW Capital Markets Inc. (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedure followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 lists additional objectives of the practices and procedures listed in the preceding paragraph.

NEW YORK LOS ANGELES LONDON

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control that such there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP
El Segundo, CA
February 15, 2010

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5

December 31, 2009 and 2008

(With Independent Auditor's Report)

NW CAPITAL MARKETS, INC.

December 31, 2009 and 2008

CONTENTS